UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42287

Jinxin Technology Holding Company (Exact name of registrant as specified in its charter)
Floor 8, Building D, Shengyin Building, Shengxia Road 666 Pudong District, Shanghai 201203 People’s Republic of China +86 21-5058-2081 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

EXPLANATORY NOTE

Jinxin Technology Holding Company is furnishing its unaudited interim condensed consolidated financial statements and footnotes for the six months ended June 30, 2025 and 2026. The unaudited interim condensed consolidated financial statements and notes are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2025 and 2026 is attached as Exhibit 99.2 to this report of foreign private issuer on Form 6-K.

Incorporation by Reference

This current report on Form 6-K, including Exhibits 99.1 and 99.2 attached hereto, is incorporated by reference into the registration statement on Form F-3 (File No. 333-292449) of Jinxin Technology Holding Company and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Unaudited Interim Condensed Consolidated Financial Statements of Jinxin Technology Holding Company
Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2025 and 2026
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jinxin Technology Holding Company

By:	/s/ Jin Xu
Name:	Jin Xu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: September 22, 2026

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